January 17, 2006
Mail Stop 4561

By U.S. Mail and facsimile to (978) 356-5937

Mr. Donald P. Gill
Chief Executive Officer
First Ipswich Bancorp
31 Market Street
Ipswich, MA  01938

Re:	First Ipswich Bancorp
      Form 10-K for Fiscal Year Ended December 31, 2004
	File No.  333-114018

Dear Mr. Gill:

      We have limited our review of your filing to the issue we have addressed in our comments. Where indicated, please provide us with the supplemental documentation we requested in response to these comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

Item 3.  Legal Proceedings, page 23

1. Please provide us with the details surrounding the Massachusetts
Department of Environmental Protection`s findings against the bank and non-compliance concerning a parking lot behind the bank`s main office. Your discussion should include but not be limited to the following:

* The circumstances of the findings and non-compliance;

* The status of the "down-gradient property status" revised application and the impact to the Bank if this status is not granted;

* The methodology and assumptions for determining the amount of your portion of the liability and the amount accrued;

* How you considered SFAS No. 5, paragraphs 8 - 19 with respect to any loss and/or gain contingencies recorded in your December 31,
2003
and 2004 consolidated financial statements, and

* How you considered the guidance provided in SOP 96-1 and SAB
Topic
5-Y and why you believe you have fully complied with the guidance and continue to believe your presentation is appropriate.

2. Please provide us with the proposed disclosures you will use in your December 31, 2005 financial statements to meet the requirements of Rule 3-10(b) of Regulation S-X if you believe your previous presentation was not appropriate and/or sufficient.

* * * * *

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Paula Smith (Staff Accountant) at (202) 551-
3696
or me at (202) 551-3490 if you have any questions regarding comments on the financial statements and related matters.


Sincerely,



							Don Walker
							Senior Assistant Chief
Accountant
Mr. Donald P. Gill, Chief Executive Officer
First Ipswich Bancorp
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